Exhibit 99.1

Ameris Bancorp Announces Financial Results For First Quarter 2018

MOULTRIE, Ga., April 20, 2018 /PRNewswire/ -- Ameris Bancorp (Nasdaq: ABCB) (the "Company") today reported net income of $26.7 million, or $0.70 per diluted share, for the quarter ended March 31, 2018, compared with $21.2 million, or $0.59 per diluted share, for the quarter ended March 31, 2017. The Company reported adjusted net income of $27.8 million, or $0.73 per diluted share, for the first quarter of 2018, compared with $21.6 million, or $0.60 per diluted share, for the first quarter of 2017. Adjusted net income excludes after-tax merger and acquisition costs and loss on the sale of former bank premises.

For the quarter ended March 31, 2018, the Company's adjusted return on average assets was 1.44%, compared with 1.27% for the first quarter of 2017. Commenting on the Company's earnings, Edwin W. Hortman, Jr., Executive Chairman, President and Chief Executive Officer of the Company, said, "I am proud of the solid financial results our bankers continue to produce. We had an impressive first quarter on loan growth, which was ahead of last year's pace, and our pipelines grew consistently throughout the quarter. Our adjusted efficiency ratio improved as well, falling back below 60% in the quarter, and our credit quality improved slightly."

Following is a summary of the adjustments between reported net income and adjusted net income:

Adjusted Net Income Reconciliation
	Three Months Ended
	March 31,	March 31,
(dollars in thousands except per share data)	2018	2017
Net income available to common shareholders	$26,660	$21,153

Adjustment items:
Merger and conversion charges	835	402
Loss on sale of premises	583	295
Tax effect of adjustment items	(298)	(244)
After tax adjustment items	1,120	453

Adjusted net income	$27,780	$21,606

Reported net income per diluted share	$0.70	$0.59
Adjusted net income per diluted share	$0.73	$0.60

Reported return on average assets	1.38%	1.24%
Adjusted return on average assets	1.44%	1.27%

Highlights of the Company's performance and results for the first quarter of 2018 include the following:

  Growth in adjusted net earnings of 28.6% compared with the first quarter of 2017
  Organic growth in loans of $153.8 million, or 10.8%, compared with $98.5 million, or 8.5%, in the first quarter of 2017
  Adjusted return on average assets of 1.44%, compared with 1.27% in the first quarter of 2017
  Adjusted return on average tangible common equity of 17.09%, compared with 15.84% in the first quarter of 2017
  Adjusted efficiency ratio of 59.95%, compared with 60.88% in the fourth quarter of 2017 and 59.67% in the first quarter of 2017
  Excluding accretion, increases in net interest margin of 2 bps during the first quarter of 2018 compared with the fourth quarter of 2017 and 5 bps compared with the first quarter of 2017
  Increase in total revenue to $95.3 million for the quarter
  Annualized net charge-offs of 0.09% of average total loans and 0.14% of average non-purchased loans

Pending Acquisitions
During the fourth quarter of 2017, the Company announced its intent to acquire Atlantic Coast Financial Corporation ("Atlantic"), the parent company of Atlantic Coast Bank, Jacksonville, Florida. Atlantic Coast Bank operates 12 full-service banking locations, eight of which are located in the Jacksonville, Florida MSA, three of which are located in the Waycross, Georgia MSA, and one of which is located in the Douglas, Georgia MSA. The acquisition will further expand the Company's existing Southeastern footprint in the attractive Jacksonville market, where the Company will be the largest community bank by deposit market share after the acquisition. The transaction is expected to close in the second quarter of 2018 and is subject to customary closing conditions, including receipt of regulatory approval. The merger has been approved by Atlantic's stockholders.

Additionally, during the first quarter of 2018, the Company announced its intent to acquire Hamilton State Bancshares, Inc. ("Hamilton"), the parent company of Hamilton State Bank, Hoschton, Georgia. Hamilton currently operates 28 banking locations, 24 of which are located within the Atlanta MSA, two of which are located in the Gainesville, Georgia MSA and the other two of which are located in Georgia just outside the Atlanta MSA. Combined with the Company's existing Atlanta location, the combined bank will have approximately $1.4 billion of deposits in the Atlanta MSA and will be the thirteenth largest bank in the market. The transaction is expected to close in the third quarter of 2018 and is subject to customary closing conditions, including receipt of regulatory approval and the approval of Hamilton's shareholders.

Upon completion of these transactions, the combined company will have approximately $11.3 billion in assets and a branching network across four states.

Net Interest Income and Net Interest Margin
Net interest income on a tax-equivalent basis for the first quarter of 2018 totaled $69.8 million, compared with $62.1 million for the first quarter of 2017, an increase of $7.7 million, or 12.4%. The Company's net interest margin, excluding the effects of accretion income, increased during the quarter to 3.84%, compared with 3.82% in the fourth quarter of 2017. Increasing margins against the linked quarter resulted from higher loan yields, reduced levels of short-term assets and steady deposit costs which, offset approximately six basis points of margin dilution associated with lower yields on tax-preferred assets. Accretion income in the first quarter of 2018 declined materially to $1.4 million, compared with $2.2 million in the fourth quarter of 2017. Including accretion income and reflecting this decrease, the Company's net interest margin declined to 3.92% compared with 3.94% in the fourth quarter of 2017.

Yields on earning assets in the first quarter of 2018 increased to 4.52%, compared with 4.49% in the fourth quarter of 2017 and 4.38% in the first quarter of 2017. Interest income on legacy loans on a tax-equivalent basis increased during the first quarter of 2018 to $58.8 million, compared with $57.2 million in the fourth quarter of 2017 and $43.2 million in the first quarter of 2017. Excluding accretion income, yields on total loans were 4.75% in the first quarter of 2018, an increase from 4.70% in the fourth quarter of 2017 and 4.56% in the first quarter of 2017. Increased loan yields reflect several quarters of increased variable rate production as well as continued increases in yields on quarterly loan production. Loan production yields in the first quarter averaged 5.19%, compared with 4.44% in the same quarter of 2017.

Total interest expense for the first quarter of 2018 was $10.7 million, compared with $6.5 million for the same quarter of 2017. Higher borrowing costs and continued increases in deposit costs were the primary reasons for this increase. Deposit costs increased in the first quarter of 2018 to 0.43%, a modest increase of three basis points compared with the fourth quarter of 2017. Borrowing costs increased to 2.89% in the first quarter of 2018, compared with 2.60% in the fourth quarter of 2017.

Non-interest Income
Non-interest income in the first quarter of 2018 was $26.5 million, an increase of $758,000, or 2.9%, compared with the same quarter in 2017. The Company experienced mostly stable levels of service charge revenue in the first quarter of 2018 as compared with prior quarters.

The Company's mortgage division continued to grow, in both revenues and net income. Revenue in the retail mortgage group totaled $16.6 million in the first quarter of 2018, an increase of 22.9% compared with $13.5 million in the first quarter of 2017. Net income for the Company's retail mortgage division increased 67.4% during the first quarter of 2018 to $4.7 million, compared with $2.8 million in the first quarter of 2017. Total production in the first quarter of 2018 for the retail mortgage group amounted to $356.1 million (86% retail and 14% wholesale), compared with $311.8 million in the same quarter of 2017 (85% retail and 15% wholesale). The Company's open pipeline increased in the first quarter of 2018 to $153.3 million, compared with $119.6 million at the end of 2017 and $146.3 million at the end of the first quarter of 2017.

Revenues from the Company's warehouse lending division increased by $828,000, or 58.1%, during the first quarter of 2018 compared with the same period in 2017. The division experienced increased profitability due to stabilized expenses, allowing the net income for the division to increase 70.2% from $942,000 in the first quarter of 2017 to $1.6 million in the first quarter of 2018. Loan production increased from $647.4 million in the first quarter of 2017 to approximately $887.7 million in the current quarter.

Non-interest Expense
Non-interest expense decreased $239,000 to $59.1 million during the first quarter of 2018, compared with $59.3 million in the fourth quarter of 2017. During the first quarter of 2018 and the fourth quarter of 2017, the Company incurred pre-tax merger and conversion charges of $835,000 and $421,000, respectively, as well as losses on the sale of premises totaling $583,000 and $308,000, respectively. In addition, the Company incurred $434,000 of charges in the fourth quarter of 2017 in connection with exiting the consent order relating to Bank Secrecy Act ("BSA") compliance. Excluding these charges, operating expenses decreased approximately $494,000 to $57.7 million in the first quarter of 2018, down from $58.2 million in the fourth quarter of 2017.

Efforts to improve and stabilize the Company's efficiency ratio and net overhead ratio have been successful. During the first quarter of 2018, the Company's adjusted efficiency ratio declined to 59.95%, compared with 60.88% in the fourth quarter of 2017. The Company's adjusted net overhead ratio also declined to 1.62% in the first quarter of 2018, compared with 1.77% in the fourth quarter of 2017. Management expects to continue improving efficiency and overhead ratios from the Company's expected organic growth in 2018, as well as from the movement expected to result from the Company's pending acquisitions.

Salaries and benefits were stable in the first quarter of 2018 at $$32.1 million, compared with $30.5 million in the fourth quarter of 2017. Compared with the same quarter in 2017, compensation costs have increased by $4.3 million, which relates to higher incentive pay, increased investment in the Company's BSA function and new positions in the premium and equipment finance divisions.

Occupancy costs increased $321,000, or 5.5%, in the first quarter of 2018 to $6.2 million, from $5.9 million in the same quarter of 2017. Data processing and telecommunications costs for the quarter were $7.1 million, an increase of $563,000, or 8.6%, over the first quarter of 2017. Total credit costs (provision and non-provision credit resolution-related costs) totaled $2.4 million in the first quarter of 2018, compared with $2.8 million in the same quarter in 2017 and $3.2 million in the fourth quarter of 2017.

Income Tax Expense
The Company's effective tax rate for the first quarter of 2018 was 22.4%, compared with 32.6% during the same period last year. The decrease is a result of the Tax Cuts and Jobs Act that was enacted in the fourth quarter of 2017. This reduction in the federal tax rate positively impacted the Company's diluted earnings per share by $0.08 and return on assets by 17 bps during the first quarter of 2018. The Company expects that future effective tax rates will be consistent with its effective tax rate for the first quarter of 2018.

Balance Sheet Trends
Total assets at March 31, 2018 were $8.02 billion, compared with $7.86 billion at December 31, 2017. Loans, including loans held for sale, totaled $6.30 billion at March 31, 2018, compared with $6.24 billion at December 31, 2017. During the quarter, growth in core loans (legacy and purchased non-covered loans) increased by $153.8 million, or 10.8% on an annualized basis. This loan growth was diversified across our markets and types of loans, with all categories of legacy loans showing increases.

Loan production and growth associated with the new premium finance division continue to be strong. Loans outstanding grew from $482.5 million at the end of 2017 to $501.8 million at the end of the first quarter of 2018. Production during the first quarter of 2018 was $289.5 million in the division, compared with $241.7 million in the fourth quarter of 2017 and $251.6 million in the first quarter of 2017. The Company believes it can sustain annualized growth rates in the division of 10% - 15% for the next few years, with strong credit quality and steady profitability levels.

Investment securities at the end of the first quarter of 2018 were $880.8 million, or 11.9% of earning assets, compared with $853.1 million, or 11.7% of earning assets, at December 31, 2017.

The Company experienced a normal and seasonal decline in deposit balances of approximately $180 million with total deposits ending the quarter at $6.45 billion. Compared with the same period in 2017, deposits have increased by $803.8 million, or 14.2%, as the Company has aggressively pursued balances to fund its loan growth, despite being careful with respect to pricing and margins. Relative to total loan growth of $874.2 million, the Company has funded approximately 92% of its incremental loan growth with related deposit growth and has seen the pace of deposit growth regularly increase. Management believes that the pending mergers, which will give the Company a presence in Atlanta, Orlando and Tampa, will provide additional opportunities to increase deposit growth rates over already impressive levels.

Shareholders' equity at March 31, 2018 totaled $868.9 million, compared with $804.5 million at December 31, 2017. The increase in shareholders' equity was the result of the issuance of shares of common stock in the Company's purchase of the remainder of US Premium Finance Holding Company, plus earnings of $26.7 million during the quarter, partially offset by an increase in accumulated other comprehensive loss of $9.5 million during the quarter. Tangible book value per share at March 31, 2018 was $16.90, up slightly compared with $16.60 per share at the end of the same quarter in 2017.

Conference Call
The Company will host a teleconference at 10:00 a.m. Eastern time today (April 20, 2018) to discuss the Company's results and answer appropriate questions. The conference call can be accessed by dialing 1-877-504-1190 (or 1-855-669-9657 for participants in Canada and 1-412-902-6630 for other international participants). The conference ID name is Ameris Bancorp ABCB. A replay of the call will be available one hour after the end of the conference call until May 4, 2018. To listen to the replay, dial 1-877-344-7529 (or 1-855-669-9658 for participants in Canada and 1-412-317-0088 for other international participants). The conference replay access code is 10119157. The conference call replay and the financial information discussed will also be available on the Investor Relations page of the Ameris Bank website at www.amerisbank.com.

About Ameris Bancorp
Ameris Bancorp is a bank holding company headquartered in Moultrie, Georgia. The Company's banking subsidiary, Ameris Bank, had 97 locations in Georgia, Alabama, northern Florida and South Carolina at the end of the most recent quarter.

This news release contains certain performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management of Ameris Bancorp (the "Company") uses these non-GAAP measures in its analysis of the Company's performance. These measures are useful when evaluating the underlying performance and efficiency of the Company's operations and balance sheet. The Company's management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period. The Company's management believes that investors may use these non-GAAP financial measures to evaluate the Company's financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "estimate", "expect", "intend", "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The forward-looking statements in this news release are based on current expectations and are provided to assist in the understanding of potential future performance. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors, including, without limitation, the following: general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; the ability of the parties to the proposed Atlantic and Hamilton merger transactions to consummate the proposed merger transactions or satisfy the conditions to the completion of the proposed merger transactions, including, without limitation, the receipt of shareholder approval and the receipt of required regulatory approvals on the terms expected or on the anticipated schedule; the ability of the parties to the proposed Atlantic and Hamilton merger transactions to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed merger transactions; the businesses of the Company and Atlantic and/or Hamilton may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger transactions may not be fully realized within the expected timeframes; disruption from the proposed merger transactions may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to merger-related issues; dilution caused by the Company's issuance of additional shares of its common stock in connection with the proposed merger transactions; and success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to the Company's filings with the Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the year ended December 31, 2017 and subsequently filed Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and none of the Company, Atlantic or Hamilton undertakes any obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Atlantic Coast Financial Corporation
In connection with the proposed merger of the Company with Atlantic, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (No. 333-222563) and a definitive Proxy Statement of Atlantic and a Prospectus of the Company, as well as other relevant documents concerning the proposed Atlantic transaction. The proposed transaction has been submitted to Atlantic's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF ATLANTIC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain free copies of these documents and other documents filed with the SEC on its website at http://www.sec.gov. Stockholders may also obtain free copies of the documents filed with the SEC by the Company on its website at http://www.AmerisBank.com and by Atlantic on its website at https://www.AtlanticCoastBank.net/.

Participants in the Merger Solicitation
The Company and Atlantic, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Atlantic in respect of the proposed merger transaction. Information regarding the directors and executive officers of Atlantic is available in its definitive proxy statement, which was filed with the SEC on February 20, 2018. Information about Atlantic's directors and executive officers can also be found in Atlantic's definitive proxy statement in connection with its 2017 annual meeting of stockholders, which was filed with the SEC on April 18, 2017, and other documents subsequently filed by Atlantic with the SEC. Information regarding the Company's directors and executive officers is available in its definitive proxy statement in connection with its 2018 annual meeting of shareholders, which was filed with the SEC on April 2, 2018, and other documents subsequently filed by the Company with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained as described in the preceding paragraph.

Hamilton State Bancshares, Inc.
The Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company's common stock that will be issued to Hamilton's shareholders in connection with the proposed Hamilton transaction. The registration statement will include a proxy statement/prospectus and other relevant materials in connection with the proposed Hamilton transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF HAMILTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Shareholders may obtain free copies of these documents and other documents filed with the SEC on its website at http://www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company on its website at http://www.AmerisBank.com.

Participants in the Merger Solicitation
The Company and Hamilton, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Hamilton in respect of the proposed merger transaction. Information regarding the directors and executive officers of the Company and Hamilton and other persons who may be deemed participants in the solicitation of the shareholders of Hamilton in connection with the proposed transaction will be included in the proxy statement/prospectus for Hamilton's special meeting of shareholders, which will be filed by the Company with the SEC. Information about the Company's directors and executive officers can also be found in the Company's definitive proxy statement in connection with its 2018 annual meeting of shareholders, which was filed with the SEC on April 2, 2018, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Financial Highlights	Table 1
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2018	2017	2017	2017	2017

EARNINGS
Net income	$26,660	$9,150	$20,158	$23,087	$21,153
Adjusted net income	$27,780	$23,590	$23,617	$23,458	$21,606

COMMON SHARE DATA
Earnings per share available to common shareholders
Basic	$0.70	$0.25	$0.54	$0.62	$0.59
Diluted	$0.70	$0.24	$0.54	$0.62	$0.59
Adjusted Diluted EPS	$0.73	$0.63	$0.63	$0.63	$0.60
Cash dividends per share	$0.10	$0.10	$0.10	$0.10	$0.10
Book value per share (period end)	$22.67	$21.59	$21.54	$21.03	$20.42
Tangible book value per share (period end)	$16.90	$17.86	$17.78	$17.24	$16.60
Weighted average number of shares
Basic	37,966,781	37,238,564	37,225,418	37,162,810	35,664,420
Diluted	38,250,122	37,556,335	37,552,667	37,489,348	36,040,240
Period end number of shares	38,327,081	37,260,012	37,231,049	37,222,904	37,128,714
Market data
High intraday price	$59.05	$51.30	$51.28	$49.80	$49.50
Low intraday price	$47.90	$44.75	$41.05	$42.60	$41.60
Period end closing price	$52.90	$48.20	$48.00	$48.20	$46.10
Average daily volume	235,964	206,178	168,911	169,617	242,982

PERFORMANCE RATIOS
Return on average assets	1.38%	0.47%	1.07%	1.29%	1.24%
Adjusted return on average assets	1.44%	1.20%	1.26%	1.32%	1.27%
Return on average common equity	12.73%	4.47%	10.04%	11.95%	12.33%
Adjusted return on average tangible common equity	17.09%	13.91%	14.28%	14.86%	15.84%
Earning asset yield (TE)	4.52%	4.49%	4.50%	4.45%	4.38%
Total cost of funds	0.63%	0.57%	0.57%	0.52%	0.42%
Net interest margin (TE)	3.92%	3.94%	3.95%	3.95%	3.97%
Noninterest income excluding securities transactions, as a percent of total revenue (TE)	24.71%	22.41%	25.68%	27.81%	27.27%
Efficiency ratio	62.04%	63.74%	67.94%	61.02%	61.52%
Adjusted efficiency ratio (TE)	59.95%	60.88%	61.09%	59.37%	59.67%

CAPITAL ADEQUACY (period end)
Shareholders' equity to assets	10.83%	10.24%	10.48%	10.58%	10.69%
Tangible common equity to tangible assets	8.30%	8.62%	8.81%	8.84%	8.86%

EQUITY TO ASSETS RECONCILIATION
Tangible common equity to tangible assets	8.30%	8.62%	8.81%	8.84%	8.86%
Effect of goodwill and other intangibles	2.53%	1.62%	1.67%	1.74%	1.83%
Equity to assets (GAAP)	10.83%	10.24%	10.48%	10.58%	10.69%

OTHER DATA (period end)
Full time equivalent employees
Banking Division	1,072	1,085	1,080	1,082	1,039
Retail Mortgage Division	290	279	272	268	252
Warehouse Lending Division	7	8	8	8	8
SBA Division	21	20	23	23	20
Premium Finance Division	67	68	62	56	50
Total Ameris Bancorp FTE headcount	1,457	1,460	1,445	1,437	1,369

Assets per Banking Division FTE	$7,484	$7,241	$7,083	$6,837	$6,829
Branch locations	97	97	97	97	97
Deposits per branch location	$66,455	$68,308	$60,778	$59,726	$58,169

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Income Statement	Table 2
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2018	2017	2017	2017	2017

Interest income
Interest and fees on loans	$73,267	$73,440	$70,462	$65,464	$61,521
Interest on taxable securities	5,207	5,097	5,062	5,195	4,800
Interest on nontaxable securities	322	372	392	401	416
Interest on deposits in other banks	716	655	406	351	313
Interest on federal funds sold	—	—	—	—	—
Total interest income	79,512	79,564	76,322	71,411	67,050

Interest expense
Interest on deposits	6,772	6,398	5,136	4,580	3,763
Interest on other borrowings	3,939	3,643	4,331	3,674	2,697
Total interest expense	10,711	10,041	9,467	8,254	6,460

Net interest income	68,801	69,523	66,855	63,157	60,590
Provision for loan losses	1,801	2,536	1,787	2,205	1,836
Net interest income after provision for loan losses	67,000	66,987	65,068	60,952	58,754

Noninterest income
Service charges on deposits accounts	10,228	10,340	10,535	10,616	10,563
Mortgage banking activity	11,900	10,037	13,340	13,943	11,215
Other service charges, commissions and fees	719	735	699	729	709
Gain on sale of securities	37	—	—	37	—
Other noninterest income	3,580	2,451	2,425	2,864	3,219
Total noninterest income	26,464	23,563	26,999	28,189	25,706

Noninterest expense
Salaries and employee benefits	32,089	30,507	32,583	29,132	27,794
Occupancy and equipment expenses	6,198	6,010	6,036	6,146	5,877
Data processing and telecommunications expenses	7,135	7,219	7,050	7,028	6,572
Credit resolution related expenses(1)	549	614	1,347	599	933
Advertising and marketing expenses	1,229	1,519	1,247	1,259	1,106
Amortization of intangible assets	934	942	941	1,013	1,036
Merger and conversion charges	835	421	92	—	402
Other noninterest expenses	10,129	12,105	14,471	10,562	9,373
Total noninterest expense	59,098	59,337	63,767	55,739	53,093

Income before income tax expense	34,366	31,213	28,300	33,402	31,367
Income tax expense	7,706	22,063	8,142	10,315	10,214
Net income	$26,660	$9,150	$20,158	$23,087	$21,153

Diluted earnings per common share	$0.70	$0.24	$0.54	$0.62	$0.59

(1) Includes expenses associated with problem loans and OREO, as well as OREO losses and writedowns.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Period End Balance Sheet	Table 3
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Assets
Cash and due from banks	$123,945	$139,313	$131,071	$139,500	$127,164
Federal funds sold and interest-bearing deposits in banks	210,930	191,345	112,844	137,811	232,045
Investment securities available for sale, at fair value	848,585	810,873	819,593	818,693	830,765
Other investments	32,227	42,270	47,977	42,495	35,950
Loans held for sale, at fair value	111,135	197,442	137,392	146,766	105,637

Loans	5,051,986	4,856,514	4,574,678	4,230,228	3,785,480
Purchased loans	818,587	861,595	917,126	950,499	1,006,935
Purchased loan pools	319,598	328,246	465,218	490,114	529,099
Loans, net of unearned income	6,190,171	6,046,355	5,957,022	5,670,841	5,321,514
Allowance for loan losses	(26,200)	(25,791)	(25,966)	(25,101)	(25,250)
Loans, net	6,163,971	6,020,564	5,931,056	5,645,740	5,296,264

Other real estate owned	9,171	8,464	9,391	11,483	10,466
Purchased other real estate owned	6,723	9,011	9,946	11,330	11,668
Total other real estate owned	15,894	17,475	19,337	22,813	22,134

Premises and equipment, net	116,381	117,738	119,458	121,108	121,610
Goodwill	208,513	125,532	125,532	125,532	125,532
Other intangible assets, net	12,562	13,496	14,437	15,378	16,391
Deferred income taxes, net	28,677	28,320	39,365	41,124	41,505
Cash value of bank owned life insurance	80,007	79,641	79,241	78,834	78,442
Other assets	70,001	72,194	72,517	62,064	61,417
Total assets	$8,022,828	$7,856,203	$7,649,820	$7,397,858	$7,094,856

Liabilities
Deposits
Noninterest-bearing	$1,867,900	$1,777,141	$1,718,022	$1,672,918	$1,654,723
Interest-bearing	4,578,265	4,848,704	4,177,482	4,120,479	3,987,646
Total deposits	6,446,165	6,625,845	5,895,504	5,793,397	5,642,369
Federal funds purchased and securities sold under agreements to repurchase	23,270	30,638	14,156	18,400	40,415
Other borrowings	555,535	250,554	808,572	679,591	525,669
Subordinated deferrable interest debentures	85,881	85,550	85,220	84,889	84,559
Other liabilities	43,033	59,137	44,447	38,899	43,628
Total liabilities	7,153,884	7,051,724	6,847,899	6,615,176	6,336,640

Shareholders' Equity
Preferred stock	—	—	—	—	—
Common stock	39,820	38,735	38,706	38,698	38,603
Capital stock	559,040	508,404	506,779	505,803	503,543
Retained earnings	296,366	273,119	267,694	251,259	231,894
Accumulated other comprehensive income (loss), net of tax	(10,823)	(1,280)	3,241	1,421	(1,209)
Treasury stock	(15,459)	(14,499)	(14,499)	(14,499)	(14,615)
Total shareholders' equity	868,944	804,479	801,921	782,682	758,216
Total liabilities and shareholders' equity	$8,022,828	$7,856,203	$7,649,820	$7,397,858	$7,094,856

Other Data
Earning assets	$7,393,048	$7,288,285	$7,074,828	$6,816,606	$6,525,911
Intangible assets	221,075	139,028	139,969	140,910	141,923
Interest-bearing liabilities	5,242,951	5,215,446	5,085,430	4,903,359	4,638,289
Average assets	7,823,451	7,777,996	7,461,367	7,152,024	6,915,965
Average common shareholders' equity	849,346	812,264	796,856	774,664	695,830

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Asset Quality Information	Table 4
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Allowance for Loan Losses
Balance at beginning of period	$25,791	$25,966	$25,101	$25,250	$23,920

Provision for loan losses	1,801	2,536	1,787	2,205	1,836

Charge-offs	2,872	3,638	2,443	3,284	1,102
Recoveries	1,480	927	1,521	930	596
Net charge-offs (recoveries)	1,392	2,711	922	2,354	506

Ending balance	$26,200	$25,791	$25,966	$25,101	$25,250

Net Charge-off Information

Charge-offs
Commercial, financial and agricultural	$1,449	$954	$1,091	$701	$104
Real estate - construction and development	—	—	1	41	53
Real estate - commercial and farmland	142	440	18	386	9
Real estate - residential	198	120	852	963	216
Consumer installment	962	696	320	438	164
Purchased loans	121	1,428	161	755	556
Purchased loan pools	—	—	—	—	—
Total charge-offs	2,872	3,638	2,443	3,284	1,102

Recoveries
Commercial, financial and agricultural	656	571	409	221	69
Real estate - construction and development	114	2	126	98	20
Real estate - commercial and farmland	24	28	26	121	9
Real estate - residential	182	47	56	73	61
Consumer installment	67	38	17	44	17
Purchased loans	437	241	887	373	420
Purchased loan pools	—	—	—	—	—
Total recoveries	1,480	927	1,521	930	596

Net charge-offs (recoveries)	$1,392	$2,711	$922	$2,354	$506

Non-Performing Assets
Nonaccrual loans (excluding purchased loans)	$14,420	$14,202	$15,325	$17,083	$18,281
Nonaccrual purchased loans	15,940	15,428	19,049	17,357	23,606
Nonaccrual purchased loan pools	—	—	915	918	—
Other real estate owned	9,171	8,464	9,391	11,483	10,466
Purchased other real estate owned	6,723	9,011	9,946	11,330	11,668
Accruing loans delinquent 90 days or more (excluding purchased loans)	2,497	5,991	2,941	1,784	933
Accruing purchased loans delinquent 90 days or more	—	—	—	147	—
Total non-performing assets	$48,751	$53,096	$57,567	$60,102	$64,954

Asset Quality Ratios
Non-performing assets as a percent of total assets	0.61%	0.68%	0.75%	0.81%	0.92%
Net charge-offs as a percent of average loans (annualized)	0.09%	0.18%	0.06%	0.17%	0.04%
Net charge-offs, excluding purchased loans as a percent of average loans (annualized)	0.14%	0.13%	0.15%	0.20%	0.04%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information	Table 5
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Loans by Type
Legacy loans
Commercial, financial and agricultural	$1,387,437	$1,362,508	$1,307,209	$1,218,633	$1,061,599
Real estate - construction and development	631,504	624,595	550,189	486,858	415,029
Real estate - commercial and farmland	1,636,654	1,535,439	1,558,882	1,519,002	1,458,110
Real estate - residential	1,080,028	1,009,461	969,289	857,069	726,795
Consumer installment	316,363	324,511	189,109	148,666	123,947
Total legacy loans	$5,051,986	$4,856,514	$4,574,678	$4,230,228	$3,785,480
Purchased loans
Commercial, financial and agricultural	$64,612	$74,378	$80,895	$87,612	$89,897
Real estate - construction and development	48,940	65,513	68,583	73,567	82,378
Real estate - commercial and farmland	465,870	468,246	500,169	510,312	538,046
Real estate - residential	236,453	250,539	264,312	275,504	292,911
Consumer installment	2,712	2,919	3,167	3,504	3,703
Total purchased loans	$818,587	$861,595	$917,126	$950,499	$1,006,935
Purchased loan pools
Real estate - residential	$319,598	$328,246	$465,218	$490,114	$529,099
Total purchased loan pools	$319,598	$328,246	$465,218	$490,114	$529,099
Total loan portfolio
Commercial, financial and agricultural	$1,452,049	$1,436,886	$1,388,104	$1,306,245	$1,151,496
Real estate - construction and development	680,444	690,108	618,772	560,425	497,407
Real estate - commercial and farmland	2,102,524	2,003,685	2,059,051	2,029,314	1,996,156
Real estate - residential	1,636,079	1,588,246	1,698,819	1,622,687	1,548,805
Consumer installment	319,075	327,430	192,276	152,170	127,650
Total loans	$6,190,171	$6,046,355	$5,957,022	$5,670,841	$5,321,514

Troubled Debt Restructurings (excluding purchased loans)
Accruing troubled debt restructurings
Commercial, financial and agricultural	$39	$41	$44	$40	$42
Real estate - construction and development	176	417	424	429	435
Real estate - commercial and farmland	4,606	4,680	4,769	4,859	3,944
Real estate - residential	6,547	6,199	7,209	6,829	9,220
Consumer installment	7	5	6	12	18
Total accruing troubled debt restructurings	$11,375	$11,342	$12,452	$12,169	$13,659
Nonaccrual troubled debt restructurings
Commercial, financial and agricultural	$224	$120	$129	$136	$142
Real estate - construction and development	7	34	34	34	34
Real estate - commercial and farmland	2,127	204	210	192	1,617
Real estate - residential	838	1,508	1,212	1,975	998
Consumer installment	93	98	130	133	129
Total nonaccrual troubled debt restructurings	$3,289	$1,964	$1,715	$2,470	$2,920
Total troubled debt restructurings (excluding purchased loans)	$14,664	$13,306	$14,167	$14,639	$16,579

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information (continued)	Table 5
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Loans by Risk Grade
Legacy loans
Grade 1 - Prime credit	$557,625	$554,979	$510,262	$490,514	$420,814
Grade 2 - Strong credit	673,591	688,481	692,217	631,141	587,180
Grade 3 - Good credit	2,050,717	2,033,979	2,003,173	1,875,308	1,718,749
Grade 4 - Satisfactory credit	1,676,308	1,487,781	1,277,969	1,147,786	958,623
Grade 5 - Fair credit	17,499	16,996	14,977	15,386	20,889
Grade 6 - Other assets especially mentioned	39,795	30,075	36,143	32,871	37,298
Grade 7 - Substandard	36,444	44,216	39,930	37,116	41,821
Grade 8 - Doubtful	7	7	7	106	106
Grade 9 - Loss	—	—	—	—	—
Total legacy loans	$5,051,986	$4,856,514	$4,574,678	$4,230,228	$3,785,480
Purchased loans
Grade 1 - Prime credit	$3,808	$3,964	$4,039	$5,959	$6,017
Grade 2 - Strong credit	97,448	101,098	107,097	39,391	38,179
Grade 3 - Good credit	243,730	259,872	275,855	327,449	365,434
Grade 4 - Satisfactory credit	367,997	385,080	411,776	459,903	476,954
Grade 5 - Fair credit	20,012	19,736	19,859	22,058	22,081
Grade 6 - Other assets especially mentioned	33,705	37,121	50,696	41,869	43,450
Grade 7 - Substandard	51,887	54,724	47,804	53,870	54,820
Grade 8 - Doubtful	—	—	—	—	—
Grade 9 - Loss	—	—	—	—	—
Total purchased loans	$818,587	$861,595	$917,126	$950,499	$1,006,935
Purchased loan pools
Grade 3 - Good credit	$318,696	$327,342	$464,303	$489,196	$528,181
Grade 7 - Substandard	902	904	915	918	918
Total purchased loan pools	$319,598	$328,246	$465,218	$490,114	$529,099

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Average Balances	Table 6
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Earning Assets
Federal funds sold	$9	$3	$—	$—	$—
Interest-bearing deposits in banks	147,481	184,287	109,266	121,810	147,385
Investment securities - taxable	777,310	759,253	760,907	766,375	759,850
Investment securities - nontaxable	48,455	58,858	60,862	63,210	65,374
Other investments	34,654	32,706	42,687	37,375	37,392
Loans held for sale	138,129	138,468	126,798	110,933	77,617
Loans	4,902,082	4,692,997	4,379,082	3,994,213	3,678,149
Purchased loans	842,509	888,854	937,595	973,521	1,034,983
Purchased loan pools	325,113	446,677	475,742	516,949	547,057
Total Earning Assets	$7,215,742	$7,202,103	$6,892,939	$6,584,386	$6,347,807

Deposits
Noninterest-bearing deposits	$1,780,738	$1,805,996	$1,654,467	$1,615,001	$1,604,495
NOW accounts	1,337,718	1,301,628	1,201,151	1,154,364	1,169,567
MMDA	1,970,571	1,964,437	1,682,306	1,621,487	1,486,972
Savings accounts	278,080	273,979	278,991	278,666	268,741
Retail CDs < $100,000	422,771	433,303	437,641	441,556	444,195
Retail CDs $100,000 and over	593,635	592,916	582,598	560,320	517,354
Brokered CDs	—	—	—	—	—
Total Deposits	6,383,513	6,372,259	5,837,154	5,671,394	5,491,324
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	20,909	25,970	19,414	27,088	42,589
FHLB advances	371,556	369,076	608,413	483,583	525,583
Other borrowings	75,553	75,571	75,590	75,625	47,738
Subordinated deferrable interest debentures	85,701	85,372	85,040	84,710	84,379
Total Non-Deposit Funding	553,719	555,989	788,457	671,006	700,289
Total Funding	$6,937,232	$6,928,248	$6,625,611	$6,342,400	$6,191,613

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Interest Income and Interest Expense (TE)					Table 7
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Interest Income
Federal funds sold	$—	$—	$—	$—	$—
Interest-bearing deposits in banks	716	655	406	351	313
Investment securities - taxable	5,207	5,097	5,062	5,195	4,800
Investment securities - nontaxable (TE)	408	572	603	617	640
Loans held for sale	1,210	1,380	1,131	1,058	653
Loans (TE)	58,771	57,193	53,394	47,255	43,157
Purchased loans	11,762	13,150	14,048	14,765	15,173
Purchased loan pools	2,424	3,531	3,491	3,786	3,832
Total Earning Assets	$80,498	$81,578	$78,135	$73,027	$68,568

Accretion income (included above)	$1,444	$2,183	$2,725	$2,896	$2,810

Interest Expense
Deposits
Noninterest-bearing deposits	$—	$—	$—	$—	$—
NOW accounts	953	811	600	520	497
MMDA	3,526	3,288	2,316	2,008	1,538
Savings accounts	47	46	47	45	43
Retail CDs < $100,000	668	702	684	636	562
Retail CDs $100,000 and over	1,578	1,551	1,489	1,371	1,123
Brokered CDs	—	—	—	—	—
Total Deposits	6,772	6,398	5,136	4,580	3,763
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	9	12	11	13	20
FHLB advances	1,457	1,180	1,849	1,238	907
Other borrowings	1,134	1,144	1,183	1,158	559
Subordinated deferrable interest debentures	1,339	1,307	1,288	1,265	1,211
Total Non-Deposit Funding	3,939	3,643	4,331	3,674	2,697
Total Funding	$10,711	$10,041	$9,467	$8,254	$6,460

Net Interest Income (TE)	$69,787	$71,537	$68,668	$64,773	$62,108

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Yields(1)					Table 8
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
	2018	2017	2017	2017	2017

Earning Assets
Federal funds sold	0.00%	0.00%	0.00%	0.00%	0.00%
Interest-bearing deposits in banks	1.97%	1.41%	1.47%	1.16%	0.86%
Investment securities - taxable	2.72%	2.66%	2.64%	2.72%	2.56%
Investment securities - nontaxable (TE)	3.41%	3.86%	3.93%	3.92%	3.97%
Loans held for sale	3.55%	3.95%	3.54%	3.83%	3.41%
Loans (TE)	4.86%	4.84%	4.84%	4.75%	4.76%
Purchased loans	5.66%	5.87%	5.94%	6.08%	5.95%
Purchased loan pools	3.02%	3.14%	2.91%	2.94%	2.84%
Total Earning Assets	4.52%	4.49%	4.50%	4.45%	4.38%

Deposits
Noninterest-bearing deposits	0.00%	0.00%	0.00%	0.00%	0.00%
NOW accounts	0.29%	0.25%	0.20%	0.18%	0.17%
MMDA	0.73%	0.66%	0.55%	0.50%	0.42%
Savings accounts	0.07%	0.07%	0.07%	0.06%	0.06%
Retail CDs < $100,000	0.64%	0.64%	0.62%	0.58%	0.51%
Retail CDs $100,000 and over	1.08%	1.04%	1.01%	0.98%	0.88%
Brokered CDs	0.00%	0.00%	0.00%	0.00%	0.00%
Total Deposits	0.43%	0.40%	0.35%	0.32%	0.28%
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	0.17%	0.18%	0.22%	0.19%	0.19%
FHLB advances	1.59%	1.27%	1.21%	1.03%	0.70%
Other borrowings	6.09%	6.01%	6.21%	6.14%	4.75%
Subordinated deferrable interest debentures	6.34%	6.07%	6.01%	5.99%	5.82%
Total Non-Deposit Funding	2.89%	2.60%	2.18%	2.20%	1.56%
Total Funding(2)	0.63%	0.57%	0.57%	0.52%	0.42%

Net Interest Spread	3.89%	3.92%	3.93%	3.93%	3.96%

Net Interest Margin(3)	3.92%	3.94%	3.95%	3.95%	3.97%

(1) Interest and average rates are calculated on a tax-equivalent basis using an effective tax rate of 21% for 2018 and 35% for 2017.
(2) Rate calculated based on total average funding including noninterest-bearing deposits.
(3) Rate calculated based on average earning assets.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations

Adjusted Net Income					Table 9A
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2018	2017	2017	2017	2017
Net income available to common shareholders	$26,660	$9,150	$20,158	$23,087	$21,153

Adjustment items:
Merger and conversion charges	835	421	92	—	402
Certain compliance resolution expenses	—	434	4,729	—	—
Accelerated premium amortization on loans sold from purchased loan pools	—	456	—	—	—
Financial impact of Hurricane Irma	—	—	410	—	—
Loss on sale of premises	583	308	91	570	295
Tax effect of adjustment items	(298)	(567)	(1,863)	(199)	(244)
After tax adjustment items	1,120	1,052	3,459	371	453

Tax expense attributable to remeasurement of deferred tax assets and deferred tax liabilities at reduced federal corporate tax rate	—	13,388	—	—	—

Adjusted net income	$27,780	$23,590	$23,617	$23,458	$21,606

Weighted average number of shares - diluted	38,250,122	37,566,335	37,552,667	37,489,348	36,040,240
Net income per diluted share	$0.70	$0.24	$0.54	$0.62	$0.59
Adjusted net income per diluted share	$0.73	$0.63	$0.63	$0.63	$0.60

Average assets	$7,823,451	$7,777,996	$7,461,367	$7,152,024	$6,915,965
Return on average assets	1.38%	0.47%	1.07%	1.29%	1.24%
Adjusted return on average assets	1.44%	1.20%	1.26%	1.32%	1.27%

Average common equity	$849,346	$812,264	$796,856	$774,664	$695,830
Average tangible common equity	$659,096	$672,728	$656,375	$633,190	$553,335
Return on average common equity	12.73%	4.47%	10.04%	11.95%	12.33%
Adjusted return on average tangible common equity	17.09%	13.91%	14.28%	14.86%	15.84%

Net Interest Margin Excluding Accretion and Yield on Total Loans Excluding Accretion					Table 9B
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017
Total interest income (TE)	$80,498	$81,578	$78,135	$73,027	$68,568
Accretion income	1,444	2,183	2,725	2,896	2,810
Total interest income (TE) excluding accretion	79,054	79,395	75,410	70,131	65,758
Interest expense	10,711	10,041	9,467	8,254	6,460
Net interest income (TE) excluding accretion	$68,343	$69,354	$65,943	$61,877	$59,298

Yield on total loans (TE) excluding accretion	4.75%	4.70%	4.65%	4.59%	4.56%
Net interest margin (TE) excluding accretion	3.84%	3.82%	3.80%	3.77%	3.79%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations (continued)

Adjusted Efficiency Ratio (TE)					Table 9C
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017
Adjusted Noninterest Expense
Total noninterest expense	$59,098	$59,337	$63,767	$55,739	$53,093
Adjustment items:
Merger and conversion expenses	(835)	(421)	(92)	—	(402)
Certain compliance resolution expenses	—	(434)	(4,729)	—	—
Financial impact of Hurricane Irma	—	—	(410)	—	—
Loss on sale of premises	(583)	(308)	(91)	(570)	(295)
Adjusted noninterest expense	$57,680	$58,174	$58,445	$55,169	$52,396

Total Revenue
Net interest income	$68,801	$69,523	$66,855	$63,157	$60,590
Noninterest income	26,464	23,563	26,999	28,189	25,706
Total revenue	$95,265	$93,086	$93,854	$91,346	$86,296

Adjusted Total Revenue
Net interest income (TE)	$69,787	$71,537	$68,668	$64,773	$62,108
Noninterest income	26,464	23,563	26,999	28,189	25,706
Total revenue (TE)	96,251	95,100	95,667	92,962	87,814
Adjustment items:
Gain on sale of securities	(37)	—	—	(37)	—
Accelerated premium amortization on loans sold from purchased loan pools	—	456	—	—	—
Adjusted total revenue (TE)	$96,214	$95,556	$95,667	$92,925	$87,814

Efficiency ratio	62.04%	63.74%	67.94%	61.02%	61.52%
Adjusted efficiency ratio (TE)	59.95%	60.88%	61.09%	59.37%	59.67%

Tangible Book Value Per Share					Table 9D
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands except per share data)	2018	2017	2017	2017	2017
Total shareholders' equity	$868,944	$804,479	$801,921	$782,682	$758,216
Less:
Goodwill	208,513	125,532	125,532	125,532	125,532
Other intangibles, net	12,562	13,496	14,437	15,378	16,391
Total tangible shareholders' equity	$647,869	$665,451	$661,952	$641,772	$616,293

Period end number of shares	38,327,081	37,260,012	37,231,049	37,222,904	37,128,714
Book value per share (period end)	$22.67	$21.59	$21.54	$21.03	$20.42
Tangible book value per share (period end)	$16.90	$17.86	$17.78	$17.24	$16.60

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting					Table 10
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

Banking Division
Net interest income	$55,359	$55,193	$53,600	$51,800	$50,126
Provision for loan losses	888	2,277	1,037	1,491	1,982
Noninterest income	13,099	12,442	13,007	12,954	13,013
Noninterest expense
Salaries and employee benefits	22,068	20,100	20,554	19,359	18,844
Occupancy and equipment expenses	5,477	5,368	5,384	5,427	5,257
Data processing and telecommunications expenses	6,304	6,399	6,357	6,378	6,043
Other noninterest expenses	11,080	11,837	14,905	10,209	9,241
Total noninterest expense	44,929	43,704	47,200	41,373	39,385
Income before income tax expense	22,641	21,654	18,370	21,890	21,772
Income tax expense	5,242	18,717	4,850	6,095	6,856
Net income	$17,399	$2,937	$13,520	$15,795	$14,916

Retail Mortgage Division
Net interest income	$4,997	$4,876	$4,265	$3,470	$2,976
Provision for loan losses	217	154	262	347	8
Noninterest income	11,585	9,090	12,257	13,053	10,513
Noninterest expense
Salaries and employee benefits	7,742	8,225	9,792	7,763	7,216
Occupancy and equipment expenses	593	533	555	610	519
Data processing and telecommunications expenses	389	429	425	440	317
Other noninterest expenses	1,731	1,230	1,001	888	1,141
Total noninterest expense	10,455	10,417	11,773	9,701	9,193
Income before income tax expense	5,910	3,395	4,487	6,475	4,288
Income tax expense	1,244	1,189	1,475	2,361	1,501
Net income	$4,666	$2,206	$3,012	$4,114	$2,787

Warehouse Lending Division
Net interest income	$1,855	$1,983	$1,535	$1,254	$1,105
Provision for loan losses	—	27	215	176	(232)
Noninterest income	397	399	583	438	319
Noninterest expense
Salaries and employee benefits	138	127	129	127	147
Occupancy and equipment expenses	—	1	1	1	1
Data processing and telecommunications expenses	33	18	28	25	27
Other noninterest expenses	52	26	51	54	32
Total noninterest expense	223	172	209	207	207
Income before income tax expense	2,029	2,183	1,694	1,309	1,449
Income tax expense	426	763	580	472	507
Net income	$1,603	$1,420	$1,114	$837	$942

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting (continued)					Table 10
	Three Months Ended
	Mar	Dec	Sep	Jun	Mar
(dollars in thousands)	2018	2017	2017	2017	2017

SBA Division
Net interest income	$924	$971	$981	$885	$907
Provision for loan losses	537	(209)	(1)	51	48
Noninterest income	1,370	1,614	1,130	1,718	1,815
Noninterest expense
Salaries and employee benefits	740	787	858	890	591
Occupancy and equipment expenses	58	56	54	54	51
Data processing and telecommunications expenses	9	9	9	2	1
Other noninterest expenses	236	205	63	259	211
Total noninterest expense	1,043	1,057	984	1,205	854
Income before income tax expense	714	1,737	1,128	1,347	1,820
Income tax expense	150	608	394	472	637
Net income	$564	$1,129	$734	$875	$1,183

Premium Finance Division
Net interest income	$5,666	$6,500	$6,474	$5,748	$5,476
Provision for loan losses	159	287	274	140	30
Noninterest income	13	18	22	26	46
Noninterest expense
Salaries and employee benefits	1,401	1,268	1,250	993	996
Occupancy and equipment expenses	70	52	42	54	49
Data processing and telecommunications expenses	400	364	231	183	184
Other noninterest expenses	577	2,303	2,078	2,023	2,225
Total noninterest expense	2,448	3,987	3,601	3,253	3,454
Income before income tax expense	3,072	2,244	2,621	2,381	2,038
Income tax expense	644	786	843	915	713
Net income	$2,428	$1,458	$1,778	$1,466	$1,325

Total Consolidated
Net interest income	$68,801	$69,523	$66,855	$63,157	$60,590
Provision for loan losses	1,801	2,536	1,787	2,205	1,836
Noninterest income	26,464	23,563	26,999	28,189	25,706
Noninterest expense
Salaries and employee benefits	32,089	30,507	32,583	29,132	27,794
Occupancy and equipment expenses	6,198	6,010	6,036	6,146	5,877
Data processing and telecommunications expenses	7,135	7,219	7,050	7,028	6,572
Other noninterest expenses	13,676	15,601	18,098	13,433	12,850
Total noninterest expense	59,098	59,337	63,767	55,739	53,093
Income before income tax expense	34,366	31,213	28,300	33,402	31,367
Income tax expense	7,706	22,063	8,142	10,315	10,214
Net income	$26,660	$9,150	$20,158	$23,087	$21,153

CONTACT: Nicole S. Stokes, Executive Vice President and CFO, (229) 890-1111